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SEC MAIL RECEIVED PROCESSING MAR - 2 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VERSUS Brokerage Services (U.S.) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Yonge St., Suite 1200
(No. and Street)

Toronto	ON	M5E IH5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ron White — (416) 214-6985
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to VERSUS Brokerage Services (U.S.) Inc. for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ron White
Vice President, Finance, & CFO

Feb. 24, 2004
Date

Subscribed and sworn to before me,
On this 24th day of February, 2004

Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
VERSUS Brokerage Services (U.S.) Inc:

We have audited the accompanying statement of financial condition of VERSUS Brokerage Services (U.S.) Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures include a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of VERSUS Brokerage Services (U.S.) Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

VERSUS BROKERAGE SERVICES (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 696,289
DUE FROM AFFILIATE	58,900
PREPAID EXPENSES	2,626
TOTAL	$ 757,815

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Income taxes payable	$ 55,063
Management fees payable to affiliate	3,000
Interest payable to Parent	411
Other payables	30,235
Total liabilities	88,709
STOCKHOLDER'S EQUITY:	
Common stock, no par value—authorized and outstanding, 1 share	1
Retained earnings	669,105
Total stockholder's equity	669,106
TOTAL	$ 757,815

See notes to statement of financial condition.

VERSUS BROKERAGE SERVICES (U.S.) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

1. DESCRIPTION OF BUSINESS

VERSUS Brokerage Services (U.S.) Inc. (the "Company") is a private corporation and was incorporated under the Business Corporations Act (Ontario) on September 20, 1995. The Company is a wholly owned subsidiary of E*TRADE Technologies Inc. (the "Parent Company") which is wholly owned by E*TRADE Financial Corporation ("EFC").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 which refers institutional clients to its affiliate, E*TRADE Canada Securities Corporation ("ECSC"), a Canadian wholly owned brokerage subsidiary of the Parent Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates, and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Estimated Fair Value of Financial Instruments—The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair value.

Referral Fees—Referral fees and related expenses are recorded on a trade date basis when the related deals are completed and the income is reasonably determinable.

New Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation *of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) 51 ("FIN 46")*. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIE"). FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46 R"). The adoption of FIN 46R did not have an impact on the financial position or results of operations of the Company because the Company does not have any investments or holdings where FIN 46 R would be applicable.

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149 *Amendment to Statement 133 on Derivative Instruments and Hedging Activities* ("SFAS 149"). SFAS 149 amends and clarifies the definition of a derivative instrument. SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the financial statements as of December 31, 2003.

On May 15, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 changes the accounting for certain freestanding equity derivatives, which under previous guidance, were accounted for as equity. SFAS No. 150 requires that most mandatory redeemable preferred shares (i.e., with certain exceptions for mandatorily redeemable noncontrolling interests and mandatory redeemable financial instruments of certain nonpublic entities), written put options and physically settled forward purchase contract on an issuer's shares, and certain financial instruments that must be settled by issuing a variable number of an issuer's shares, be classified as liabilities in the statement of financial condition. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other preexisting instruments beginning in the third quarter of this year. The adoption of SFAS No. 150 did not have a material impact on the statement of financial condition.

3. RELATED PARTY TRANSACTIONS AND DUE FROM AFFLIATE

In the normal course of business, the Company refers institutional clients to ECSC for Canadian market equity trade execution and clearing on a fully disclosed basis. Total referral fees earned by the Company from ECSC during the year were $696,289.

Pursuant to the Inter-Company Management Services Agreement between ECSC and the Company dated January 1, 2001, a fee of $36,000 was expensed by the Company as payment to ECSC relating to the provision of certain management services for the Company, including executive management, corporate, financial, accounting, legal, administrative and regulatory reporting services.

At December 31, 2003, the unpaid referral fees due from ECSC were $58,900 and management services expenses due to ECSC was $3,000.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $594,269, which exceeded the minimum by $494,269. The Company's percentage of aggregate indebtedness to net capital was .15 to 1.

5. INCOME TAXES

The Company's tax provision is composed only of Canadian tax expense and is in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109").

The statement of financial condition reflects an income taxes payable of $55,063.

6. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Guarantees—In the ordinary course of business, the Company's clearing agreements with ECSC might have a certain element of guarantee that meets the accounting definition of guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. In the event a customer fails to settle their transactions, the Company may be required to indemnify ECSC to the extent of the net loss of such transactions. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

7. FINANCIAL INSTRUMENTS

Credit Risk—In the normal course of business, the Company is subject to credit risk when referring customer transactions for execution and settlement. The Company's exposure to credit risk associated with its clients trading activities is measured on an individual counterparty basis. As of December 31, 2003, the Company's most significant concentration of credit risk was with a large financial institution.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2004

VERSUS Brokerage Services (U.S.) Inc.
60 Yonge Street, Suite 1200
Toronto, Ontario Canada M5E IH5

In planning and performing our audit of the financial statements of VERSUS Brokerage Services (U.S.) Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a- 5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a- 3(a)(11) and (2) in making the quarterly securities examinations and counts verifications and comparison, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP